March 10, 2010

Mr. Sheldon C. Petersen
Chief Executive Officer
National Rural Utilities Cooperative Finance Corporation
2201 Cooperative Way
Herndon, Virginia 20171

Re: National Rural Utilities Cooperative Finance Corporation
File No. 001-07102
Form 10-K for the fiscal year ended May 31, 2009
Amendment Number One to Form 10-K for the fiscal year ended May 31, 2009
Form 10-Q for the period ended August 30, 2009
Form 10-Q for the period ended November 30, 2009

Dear Mr. Petersen:

        We have reviewed your filings and have the following comments. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended May 31, 2009

General

1. Please undertake to delete in your future filings your frequent use of defined terms such as RUS, RTFC, NCSC, CLEC, CETC throughout the document which makes your disclosure difficult for an investor to understand contrary to Rule 421(b)(3).

2. You disclose that you have credit rating triggers related to certain of your agreements (e.g. interest rate swaps and certain debt). Please revise future filings to clearly disclose your credit rating relevant to the trigger and the ratings outlook in each instance you discuss a credit rating trigger or refer to the page where this information is clearly disclosed.

3. We note inconsistent disclosure related to the discount rate you use in your measurement of loan impairment. In certain disclosures (see pages 23 and 99) you disclose that cash flows are discounted at the interest rate at the time the loans become impaired. In other disclosures (see pages 20, 23 and 127) you disclose that cash flows are discounted at the original contractual interest rate. Please revise future filings to clearly disclose the discount rate used to measure loan impairment and tell us if you have consistently applied your policy.

4. We have the following comments related to the debt service reserve fund:

    a. Please revise future filings and explain to us in detail how you account for the debt service reserve fund at origination and subsequent to origination including making payments to cover any bond deficiencies or otherwise reducing the amount in the fund. Specifically disclose if you record a loss related to any payments to cover any bond deficiencies and/or how your liability related to member certificates is reduced.

    b. Revise future filings and explain to us how relieving the funds results in a non-cash event as disclosed in the supplemental disclosure of cash flow information on page 95.

    c. Please revise future filings to explain in greater detail how the fund works and if you have any exposure for loss or future liability.

Business, page 1

General, page 1

5. Please provide to us and undertake to include in your future filings, disclosure
    required by Item 101(a) relating to the general development of your business
    during the past five years including changes to your telecommunications lending.

6. Please provide to us and undertake to include in your future filings, revision of the
    first paragraph to report the amount of revenues, profit or loss and total assets for
    each of your segments for each of your last three fiscal years, as required by Item
    101(b) of Regulation S-K.

7. Please provide to us and undertake to include in your future filings, a revised first
    paragraph that explain your statement in the first sentence you are a "private
    cooperative association" given your status as a SEC reporting company with
    public holders of your debt securities and your legal status as a corporation under
    state law. Briefly state the material differences between a "private cooperative
    association" and a public corporation. Discuss how you distribute any profits
    each year to your members and revise the last sentence of the first paragraph
    accordingly.

8. Please provide to us and undertake to include in your future filings, more detail
    and clarification of your statement in the second sentence of the first paragraph
    that your principal purpose is to "supplement" the loan programs of the U.S.
    Department of Agriculture Rural Utilities Service including but not limited to the
    following:
    - clarify that you are not affiliated in any way with the U.S. Department of
      Agriculture or any federal agency;
    - reconcile your statement with that of the U.S. Department of Agriculture
      Rural Utilities Service on its web site that with the exception of municipal
      rate loans, supplemental financing is "not required" and that it will provide
      "100 percent financing;"
    - reconcile this claim with your statement on page 10 that you provide loans
      to your members that "cannot borrow" from the Department of
      Agriculture's Rural Utilities Service program;
    - indicate whether your borrowers must have loans from the Department of
      Agriculture's Rural Utilities Service program to get loans from you; and
    - compare your lending terms and lending standards with those of the U.S.
      Department of Agriculture Rural Utilities Service.

9. Please provide to us and undertake to include in your future filings, revision of the
    first paragraph to clarify the characteristics of your customers/members and the
    principal markets for your services, as required by Item 101(c)(1)(i) including, but

- disclose the number of the entities are not for profit entities and the number that are for profit entities or are subsidiaries or otherwise affiliated with profit entities;
- disclose your definition of "rural;"
- disclose the extent to which these entities serve customers outside of "rural" markets; and
- disclose the number of entities that provide electricity or telecommunications to residential customers and the number of entities that provide electricity or telecommunications to commercial customers.

10. Please provide to us a description of the business done and intended to be done by you, as required by Item 101 (c) (1) of Regulation S-K. Please address any changes in your business as a result of the recession including drops in loans and increases in defaults. Briefly describe any changes in policies and/or programs to prevent or minimize defaults, any changes in the standards you use to extend credit and any changes in the number or amounts of loans you originate.

Members, page 2

11. Please provide to us and undertake to include in your future filings, revision of this section to explain the role of members in your corporation including their role in corporate governance and in approving individual loans. We note that the largest numbers of members are from Iowa but that only 2.45 percent of your loans are in Iowa whereas 107 members are from Texas and 16.51 percent of your loans are in Texas. Disclose the number and percentage of your members that have outstanding loans from you.

12. Please provide to us and undertake to include in your future filings, revision of this section as follows:
- your requirements for new members and your requirements for current members;
- revise your statement that "the majority" of the utility members are "consumer owned electric cooperatives" to describe the type of entity of the remaining utility members;
- define the characteristics of "telecommunications members," including the number that are for profit entities and the number that provide telecommunications to residential customers and the number that provide telecommunications to commercial customers;
- define the characteristics of "service members," including their type of business and the number that are for profit entities;
- explain the differences between "utility members" and "electric

members;

- disclose the number of members of each class of "electric members;" and
- clarify whether you make loans to entities seeking to enter the electric or telecommunications business.

13. Please provide to us and undertake to include in your future filings, analysis of the table on page 3 including but not limited to the following:

- clarify that the percentage of loans and percentage of loan and guarantee are based upon the aggregate amount of principal rather than the number of loans;
- explain the process by which you decide to make loans; and
- explain why almost twenty five percent of your loans and guarantees are to member in two states.

14. Please provide to us and undertake to include in your future filings, a separately caption subsection addressing your procedures for allocating profits and losses among your members.

Loan Programs, page 4

15. Please provide to us and undertake to include in your future filings, revision of your claim on page 5 that "our loan portfolio is widely dispersed throughout the United States" to reflect the fact that twenty five percent of your portfolio is in two states and more than sixteen percent is located in one state.

16. Please provide to us and undertake to include in your future filings, the following information:

- number of new loans made in each of the past three fiscal years;
- the aggregate amount of new loans made in each of the past three fiscal years; and
- the range in the amount of each loan made in each of the past three fiscal years

Interest Rates on Loans. Page 5

17. Please provide to us and undertake to include in your future filings, revision of this section to provide more detail including but not limited to the following:

- the process for determining whether to grant a loan and if so the terms of the loan;

- describe your "credit policies and monitoring procedures;"
- the extent to which the terms of your loans are uniform; and
- the types of "discount" on interest rates to which you refer and the extent to which these are standardized and available to all members.

Loan Security, page 7

18. Please provide to us and undertake to include in your future filings, revision of this section as follows:
    - disclose the basis for your claim that you are "secured on parity" with the U.S. Department of Agriculture;
    - explain the reasons why 89 percent of your short terms loans are unsecured; and
    - describe the "exceptions typical in utility mortgages."

Member Regulation and Competition, page 9

19. Please provide to us and undertake to include in your future filings, to discuss in separately captioned sections member regulation and your competition. In the member regulation section please discuss the material effects that compliance with environmental laws will affect you as required by Item 101(c) (xii). Please add a section addressing the extent to which you are subject to federal or state government regulation and discuss in detail the conditions that you must fulfill to be considered tax exempt.

20. Please provide to us and undertake to include in your future filings, revision of the third paragraph on page 10 as follows:
    - provide more detail regarding your claim that you compete on the basis of price particularly since your major competitors are government entities that are part of as the U.S. Department of Agriculture and the U.S. Treasury that offer loans at treasury rates;
    - delete your references that these governmental entities "potentially" or "generally" offer lower rates than you or state that you are able to match their rates;
    - provide more detail regarding your claim that you compete on the basis of "the variety of financing options offered" particularly since you offer a limited number of such options;
    - provide more detail regarding your claim that you compete on the basis of "additional services provided to our members/owners" to describe those additional services; and
    - identify other government lenders that are competitors including the

Federal Financing Bank.

21. Please provide to us and undertake to include in your future filings, an estimate of the number of competitors, your competitive position and identify and explain positive and negative factors pertaining to your competitive position as required by Item 101(c)(1)(x) of Regulation S-K. Discuss the shortcomings of relying on your members for data regarding competition.

Risk Factors, page 13

22. Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:
    - Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;"
    - sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you; and
    - sample comment 38 to Staff Legal Bulletin No.7, which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.

23. Please provide to us and undertake to include in your future filings, a risk factor relating to the risks to you from your long term loans as long as thirty five years.

24. Please provide to us and undertake to include in your future filings, a risk factor relating to risks to you from more than fifteen percent of your loans are unsecured and those that are secured are secured by assets that are also subject to claims by the federal government through the U.S. Department of Agriculture Rural Utilities Service.

25. Please provide to us and undertake to include in your future filings, a risk factor relating to risks to you from your being controlled by your members and the role members play in determining your loans policies and the decisions to make loan to particular members. We note that your Board consists of representatives of your members and that your CEO serves at the pleasure of the Board.

26. Please provide to us and undertake to include in your future filings, revision of the risk factors on page 15 relating to derivatives and rating triggers to disclose the magnitude of each respective risk.

27. Please provide to us and undertake to include in your future filings, revision of the

risk factor, on page 15, relating to your covenants, to identify the particular covenants that pose material risks to you and explain the material risks associated with each.

28. Please provide to us and undertake to include in your future filings, revision of the risk factor, on page 15, relating to your exempt status, to identify the particular conditions to your tax exempt status that pose material risks to you and explain the material risks associated with each. Quantify the benefits to you of the exempt status.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Business Overview, page 18

29. Please provide to us and undertake to include in your future filings, a revised overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:

- provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
- identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term; and
- identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital.

Financial Overview, page 19

30. Please provide to us and undertake to include in your future filings, revision of this section to comply with the Commission's interpretive Release Number 33-6835 dated May 18, 1989, including, but not limited to, the following:
- provide "both a short and long-term analysis of the business of the company;" and
- "identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company."

31. Please provide to us and undertake to include in your future filings, revision of this section in its entirety to comply with Item 303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the causes and effects of following:
    • the increase in the year ended May 31, 2009 of more than fifty percent in the amount of short term loans;
    • the increase in long term variable rate loans in fiscal 2009;
    • the increase in fiscal 2009 in the amount of loan guarantees from over $1 billion in 2008 to approximately $1.3 billion in 2009;
    • your suffering a loss of over $69 million in 2009;
    • the increase in provision for loan losses from $30 million in 2008 to $113 million in 2009;
    • how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deterioration may affect you; and
    • provide analysis of your statement on page 12 that "it is unlikely that we will be participating in this [telecommunications] financing to any significant degree."

32. Please provide to us and undertake to include in your future filings, analysis of the extent to which your loan portfolio consists of loans with maturities that are long term including, but not limited to the following:
    • quantify the amount and percentage of your loans that mature within in ten, twenty, thirty or thirty five years; and
    • analyze how these long term loans could adversely affect your net income particularly to the extent market interest rates rise above interest rates of these loans.

33. Please provide to us and undertake to include in your future filings, analysis of the extent to which your loan portfolio consists of adjustable rate loans including, but not limited to the following:
    • analysis of the benefits and detriments to you of adjustable rate loans;
    • how your net interest margin and your net income has been limited by the historically low federal funds rate;
    • how your net interest margin and your net income will be limited by the policy of the Federal Reserve to keep interest rates low in the near term future; and
    • how you anticipate you will be affected when the Federal Reserve increases interest rates.

34. Please provide to us and undertake to include in your future filings, analysis of the

costs and benefits of your purchasing a 42 acre property in suburban Washington DC and constructing your own building on the property compared with your leasing space for your 232 employees.

35. With regard to the $524 million ICC loan that is non-performing as well as the $491 million of non-performing restructured loans, both disclosed on pages 36-38, and with a view towards future disclosure, advise the staff as to the amount of subordinated certificates held by members or associates with these non-performing loans (including restructured loans) as of 5/31/09. In addition, advise us if interest is still being paid on these certificates. In addition, advise us if any member or associate with non-performing loans received any of the $41 million used to retire allocated net earnings in September 2009 or are entitled to any of the $85 million authorized for capital retirement. We may have further comment.

Minority Interest, page 30

36. Please provide us the facts and circumstances and your accounting analysis related to the $6 million equity deficit of NCSC. Specifically identify the prior and new accounting guidance used to account for this deficit and the requirement to absorb the excess loss.

Executive Compensation, page 68

37. Please provide to us and undertake to include in your future filings, revision of the first paragraph of the section entitled Compensation Analysis regarding compensation of your CEO as follows:
   - disclose whether any of the members of the peer group used by Mercer were not for profit entities;
   - discuss the benefits and detriments of designing a peer group consisting of "financial institutions that are premier private market, commercial and/or mission driven lenders offering full service financing, investment and related services" when you are a cooperative not for profit association that offers a limited number of financial products solely to your members in two industries; and
   - disclose how many of the members of the peer group had assets that were greater than yours.

38. Please provide to us and undertake to include in your future filings, revision of the first paragraph of the section entitled Compensation Analysis regarding compensation of your other executive officers as follows:
   - disclose whether any of the members of the peer group used by your CEO to determine executive compensation were not for profit entities;

- identify the particular "national credible compensation surveys" utilized by your CEO to benchmark executive compensation;
- identify the component companies used by the CEO to benchmark executive compensation consistent with Item 402(b)(2)(xiv);
- explain why the CEO "did not review or consider the underlying organizations comprising the survey information" given the differences between you and most for profit banks and financial institutions; and
- explain your claim that the CEO set pay "within the 50th percentile of comparative pay for similar positions" to discuss whether these were similar positions at full fledged commercial banks as opposed to not for profit non bank lenders.

39. Please provide to us and undertake to include in your future filings, revision of the section entitled Long-Term Incentive, on page 71 consistent with Rule 402 and in particular Rule 402(a)(2) which requires that the disclosure be "clear concise and understandable."

Review and Approval of Transaction with Related Persons, page 79

40. Please provide to us and undertake to include in your future filings, revision of this section to clarify whether your directors participate, directly or indirectly, in the approval of loans, guarantees or other financial transactions with any entity with which they serve as a director, executive officer, or otherwise has a direct or indirect material interest.

Related Person Transactions, page 80

41. Please provide to us and undertake to include in your future filings, revision of this section to disclose the number and aggregate dollar value of new loans, loan guarantees, letters of credit or other financial product or service that you made during each of the past five years to any entity with which one of your directors has a direct or indirect material interest. In addition, disclose the number of your directors who are affiliated with members that received loans or other extension of credit from you during each of the past three years. Please provide to us a list of all loans and their amounts made during each of the past three fiscal years to entities with which any director is affiliated.

Consolidated Statements of Operations, page 92

42. We note you present derivative cash settlements which represent the net settlements received/paid on interest rate and cross currency exchange agreements that do not qualify for hedge accounting in non-interest income and that you present the related change in derivative forward value separately in non-interest expense. We do not believe that the presentation of unrealized gains and losses in one income statement line with reclassification of realized gains and losses to another line is appropriate. Please revise future filings to present the cash settlement and change in fair value in non-interest income.

Note 1 General Information and Accounting Policies

(g) Loans to Members, page 98

43. Please revise to disclose, if true, that you use the interest method to recognize interest income on loans to members. If you do not use the interest method, please tell us your revenue recognition methodology and provide the accounting guidance that supports it.

(l) Foreclosed Assets, page 99

44. You disclose that you record foreclosed assets received in satisfaction of loan receivables at fair value on page 99 and at cost on page 110. Please clarify your measurement policy in future filings. If you do not initially measure foreclosed assets at fair value, please tell us how your policy is consistent with ASC 310-40-40 and tell us the accounting guidance that supports your policy.

Note 4 Foreclosed Assets, page 110

45. Please tell us in detail and revise future filings to clarify how lower gas prices resulted in a decrease in the fair value of the underlying collateral in fiscal year 2009.

Note 8 Derivative Financial Instruments, page 115

46. You disclose that you have a claim of $26 million against LBHI and LBSF related to terminated interest rate swaps and that you have recorded a receivable of $7 million at May 31, 2009. You also disclose that you used market data that indicated values for LBHI bonds of 10 cents and 15 cents on the dollar as a proxy for the potential recovery from both LBHI and LBSF. It appears that the market

date would support a receivable of $2.6 million to $3.9 million. Please tell us why you believe this market data supports your receivable and provide us any other information on which you relied to support the recovery of your receivable.

Note 13 Guarantees

Long-term Tax-Exempt Bonds, page 122

47. You disclose that member systems have agreed to make up deficiencies in the debt service reserve funds for certain long-term tax-exempt bonds. Please revise future filings to clarify why there are deficiencies in the debt service reserve funds and what the risk to the company is related to the deficiencies.

* * * * * * * * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;   and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Michael Volley at 202-551-3437 or Amit Pande at 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

                                   Sincerely,

                                   Michael Clampitt
                                   Senior Attorney